EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30	June 30	June 30	June 30
	2005	2006	2005	2006
Shares of common stock outstanding for the entire period.	20,059,453	20,958,869	20,026,788	20,849,065

Issuance of 62,217 and 237,442 shares of common stock to the Company’s defined contribution plan in 2005 and 2006	29,748	117,822	37,720	157,512

Issuance of 417,651 and 526,650 shares of common stock under the 2004 equity incentive plan in 2005 and 2006	32,590	146,657	14,000	54,265

Issuance of 12,502 and 11,376 shares of common stock to the employee stock purchase plan in 2005 and 2006.			10,568	10,829

Weighted average shares of common stock outstanding	20,121,791	21,223,347	20,089,076	21,071,672

Loss from continuing operations	$(36,153,513)	$(10,988,310)	$(66,712,207)	$(41,623,638)
Income loss from discontinued operations, net of taxes	(822)	—	11,206,804	—
Net loss	$(36,154,335)	$(10,988,310)	$(55,505,403)	$(41,623,638)

Basic loss per common share:
Loss from continuing operations	$(1.80)	$(0.52)	$(3.32)	$(1.98)
Income from discontinued operations, net	—	—	0.56	—
Net loss per common share	$(1.80)	$(0.52)	$(2.76)	$(1.98)